NR08-18

June 26, 2008

Cardero Intersects Significant Near-Surface

Silver Mineralization at La Poma Project, NW Argentina

Highlights include: 4 metres at 3.65 oz/t Silver and 4.9% Lead,

including 2 metres at 6.69 oz/t Silver and 9.3% Lead

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has intersected significant near-surface silver mineralization during recent drill-testing of the former La Poma Silver-Lead Mine in Salta Province, Argentina.  Drillhole LP-08-02 intersected 4 metres of 3.65 oz/t Silver and 4.9% Lead, within which 2 metres returned 6.69 oz/t Silver and 9.3% Lead.  The drill program represents only an initial test of the extensive La Poma epithermal system, and was intended to demonstrate that the previous excellent surface rock sampling results can be replicated at depth.  The system remains open and effectively untested by drilling.

La Poma Drilling Results

In February 2008, the Company completed further detailed surface mapping and a short drilling program to demonstrate the depth-continuity of mineralization mapped at surface.  The modest proof-of-concept drill program consisted of two drillholes for a total of 336 metres (Figure 1).

Drillhole DDH-08-LP-01 was designed to test the depth extent of the main western workings.  The hole successfully intersected the mineralized fault at approximately 160 metres below surface, proving a vertical thickness of at least 160 metres.  The hole intersected 33 metres of anomalous mineralization, comprised of carbonate veins with galena, sphalerite, chalcopyrite, chalcosite and possible sulfosalts, indicating that the mineralized zone, which is 6 metres thick at surface, is significantly thicker at depth.

Drillhole DDH-08-LP-02 was designed to test the thickness and grade at shallow depths beneath the eastern workings.  The hole intersected a 5 metre fault zone, located 25 metres below the surface workings, which returned 4 metres of 3.65 oz/t Silver and 4.9% Lead, within which 2 metres returned 6.69% oz/t Silver and 9.3% Lead.

Drill intersection highlights are as follows:

Table 1.  La Poma Drillhole Results

Drillhole	From (metres)	To (metres)	Results
DDH-LP-08-02	32	36	4 metres @ 113.5ppm silver, 4.9% lead
including	32	34	2 metres @ 208.1ppm silver, 9.3% lead
DDH-LP-08-01	204	217	13 metres @ 0.12% lead

These results indicate that the intersection in drillhole LP-08-01 is lower grade than that in drillhole LP-08-02, but also demonstrate a thicker mineralized section at approximately 160 metres below surface.  Only further drilling will determine the extent of higher grade mineralization at these depth extents.

Project Background

The La Poma Mine was in production until 1964, with mine workings extending over a 2,000 metre strike length, having utilised both open pit and underground extraction methods.  In early October 2007, Cardero entered into an option agreement to earn 100% of the La Poma property (see NR07-18).

In total, Cardero collected 54 surface rock samples, with silver values ranging from 0.4 g/t to 1370 g/t, lead values ranging from below detection to 15.45%, and copper values ranging from below detection to 2.47%.  Mean values from all 54 rock samples collected to date is 250 g/t silver, 5.73% lead, and 0.32% copper.

In late 2007 a total of 12 lines (13,000 metres) of IP were completed in order to determine whether the known productive structures continue to depth in addition to along strike under younger cover.  Interpretation of the data has identified an additional 6 high priority, untested targets, none of which are exposed at surface.

IP can successfully ‘map’ the presence of iron, lead and copper bearing sulphide minerals which are intimately associated with silver mineralization in the La Poma system.  Intense chargeability anomalies, interpreted to represent sulphide mineralization associated with silver, are represented as red and purple colours on Figure 2, together with highlights from surface rock sampling.

Figure 2.  La Poma IP Anomalies and Surface Sampling highlights

Future Work

The Company is very excited about the high-grade potential of the project, particularly as drill testing has been minimal to date.  Drill results demonstrate that surface mineralization, extending over more than 2,000 metres of strike length, can be used as an indicator of real potential at depth.  Mineralization has been tested at only two structural levels and remains open, even beyond the known surface exposures.  The six new IP anomalies on the property (Figure 2) remain untested and the potential for discovery of additional sub-parallel mineralized structures (which will require further drilling testing) remains good.

While the Company believes that the La Poma project has significant future potential, no further work is planned during 2008 as the Company continues to focus on its Peruvian Iron Ore assets.  The project is currently at an advanced stage of exploration, with mapping, sampling, geophysics and two drillholes complete.  In order to progress drill testing to the next stage, the Company is seeking a silver-focussed joint venture partner who can commit to drill-testing of the numerous high-priority drill-ready targets.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the property disclosure in this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

The work program at La Poma was designed and supervised by EurGeol Keith J. Henderson, Vice President, Exploration of Cardero and Tansy O’Connor Parsons, Cardero’s Senior Geochemist, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously log, tag and track each individual borehole sample, which is then security sealed and shipped to ALS Chemex in Mendoza, Argentina for sample preparation and then to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the possibility of the Company securing a partner to carry out drilling at La Poma, the correlation of surface sampling results and mineralization at depth, the possibility that the identified mineralization extends under cover, the discovery and delineation of mineral deposits/resources/reserves at La Poma.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to locate a suitable partner at La Poma, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.